EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)           Investors:  (Europe)        Media:
Jack Howarth                 Emer Reynolds               Sunny Uberoi
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ELAN  FILES  SUIT  AGAINST  KING  PHARMACEUTICALS  SEEKING  TO COMPEL THE TIMELY
               CLOSING OF THE SALE OF ELAN'S PRIMARY CARE ASSETS

DUBLIN, Ireland, March 17, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") announced today that it has filed a lawsuit against King Pharmaceuticals, Inc. (NYSE: KG) and certain of its subsidiaries ("King") in the Supreme Court of the State of New York to compel King to perform its agreement to complete its previously announced purchase of Elan's primary care franchise (principally consisting of Elan's U.S. and Puerto Rican right to Sonata(TM) (zaleplon) and Skelaxin(TM) (metaxalone)).

"King Pharmaceuticals has made a number of public statements that call into question its willingness to honor its obligation to complete the transaction in accordance with its agreement. Upon the receipt of Elan shareholder approval at the Extraordinary General Meeting to be held in Dublin on Tuesday, we strongly believe that all conditions required for the closing of the transaction will have been satisfied. Therefore, any refusal by King to close the transaction in accordance with its agreement has no basis and is unjustified" G. Kelly Martin, President and Chief Executive Officer of Elan said. "The primary care transaction is a critical component of our recovery plan and this is a necessary step for the protection of our shareholders and our company," Martin added.

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Elan is  focused  on the  discovery,  development,  manufacturing,  selling  and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the risk that Elan's shareholders will fail to approve the sale of the primary care franchise or that the transaction will otherwise fail to close on a timely basis or at all; and the outcome of Elan's action against King in connection with the primary care transaction. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.